UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2008
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

On January 7, 2008, NCL Corporation Ltd. (“NCL” or the “Company”), parent company of Norwegian Cruise Line and NCL America Holdings, Inc., closed a $1 billion (approximately $949 million net of transaction costs) cash equity investment by private equity group Apollo Management, LP (“Apollo”) in NCL.
As of the closing, Apollo, through its affiliates NCL Investment Ltd. and NCL Investment II Ltd., (together the “Investors”), became a 50 percent owner of NCL. Star Cruises Limited (“Star”), NCL’s previous sole shareholder, retained all of its existing ordinary shares in NCL and, like Apollo, became a 50 percent owner.
Under the terms of the indenture dated July 15, 2004 between NCL and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as trustee, governing NCL’s 10 5/8% Senior Notes due 2014 (the “Notes”), the Apollo investment constitutes a “change of control” requiring NCL, within 30 days of the closing of the investment, to offer to repurchase any and all of the outstanding Notes at a purchase price equal to 101% of the outstanding principal amount of the Notes, together with all accrued but unpaid interest up to but not including the date of repurchase.
On February 5, 2008, NCL issued a press release announcing the commencement of the change of control offer. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein (any reference to any website is not deemed incorporated by reference herein). A copy of the Offer to Purchase is furnished herewith as Exhibit 99.2 and is incorporated by reference herein.
NCL currently has outstanding $250.0 million in principal amount of the Notes. If all holders of the Notes accept the change of control purchase offer, NCL will be obligated to repurchase the Notes for an aggregate of $252.5 million plus accrued but unpaid interest up to but not including the date of repurchase.
Exhibits. The following exhibits are furnished herewith:

Exhibit No.	Description

99.1	Press Release dated February 5, 2008

99.2	Offer to Purchase dated February 5, 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2008	NCL Corporation Ltd. (Registrant)
	By:	/s/ Kevin M. Sheehan
Kevin M. Sheehan
Executive Vice President and Chief Financial Officer

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